UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*
Under the Securities Exchange Act of 1934

El Paso Pipeline Partners, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)

2837021086
(CUSIP Number)

Joseph Listengart 500 Dallas Street, Suite 1000 Houston, Texas 77002 (713) 420-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 25, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	2837021086	Page 2 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Kinder Morgan, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	G
(SEE INSTRUCTIONS)	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER*
90,320,810 common units
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
90,320,810 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,320,810 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
approximately 44.0%
14	TYPE OF REPORTING PERSON
HC; CO
* Kinder Morgan, Inc. directly owns 100% of El Paso Holdco, LLC. El Paso Holdco, LLC directly owns 100% of El Paso LLC. El Paso LLC directly and indirectly owns 100% of the outstanding member interests in El Paso Pipeline Holding Company, L.L.C. El Paso Pipeline Holding Company, L.L.C. is the sole member of each of El Paso Pipeline GP Company, L.L.C. and El Paso Pipeline LP Holdings, L.L.C.

CUSIP No.	2837021086	Page 3 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
El Paso Pipeline GP Company, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	G
(SEE INSTRUCTIONS)	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
0
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
—%
14	TYPE OF REPORTING PERSON
HC; OO - limited liability company

* El Paso Pipeline GP Company, L.L.C., the sole general partner of El Paso Pipeline Partners, L.P., owns 4,237,021 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in El Paso Pipeline Partners, L.P.

CUSIP No.	2837021086	Page 4 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
El Paso Pipeline LP Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	G
(SEE INSTRUCTIONS)	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
90,320,810 common units
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
90,320,810 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,320,810 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
approximately 44.0%
14	TYPE OF REPORTING PERSON
HC; OO - limited liability company

THIS AMENDMENT NO. 4 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON DECEMBER 3, 2007, AS AMENDED BY THE SCHEDULE 13D/A FILED WITH THE COMMISSION ON OCTOBER 14, 2008, AS FURTHER AMENDED BY THE SCHEDULE 13D/A FILED WITH THE COMMISSION ON APRIL 7, 2010, AS FURTHER AMENDED BY THE SCHEDULE 13D/A FILED WITH THE COMMISSION ON FEBRUARY 24, 2011. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS: ITEM 2(a), ITEM 4, ITEM 5, ITEM 7 AND SCHEDULE 1 ARE AMENDED AND RESTATED IN THEIR ENTIRETY AND THE INFORMATION PREVIOUSLY PROVIDED UNDER ITEM 3 IS SUPPLEMENTED HEREBY.

Item 2.    Identity and Background
(a) This Schedule 13D is filed by (i) Kinder Morgan, Inc., a Delaware corporation (“KMI”), (ii) El Paso Pipeline GP Company, L.L.C., a Delaware limited liability company (the “General Partner”) and (iii) El Paso Pipeline LP Holdings, L.L.C., a Delaware limited liability company (“Holdings” and, together with KMI and the General Partner, collectively, the “Reporting Persons”).
KMI directly owns 100% of El Paso Holdco, LLC, a Delaware limited liability company (“El Paso Holdco”), formerly known as Sherpa Acquisition, LLC (“Sherpa”). El Paso Holdco directly owns 100% of El Paso LLC, a Delaware limited liability company (“El Paso LLC”), formerly known as El Paso Corporation (“El Paso”). El Paso LLC directly and indirectly owns 100% of the outstanding member interests in El Paso Pipeline Holding Company, L.L.C., a Delaware limited liability company (“Holdco”). Holdco is the sole member of each of the General Partner and Holdings. Holdings is a limited partner of the Issuer with an approximate 44.0% limited partner interest. The General Partner is the sole general partner of the Issuer. KMI, through its indirect ownership interests in Holdings, has shared voting and investment power over the common units owned by Holdings. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Item 3.    Source and Amount of Funds or Other Consideration
In October 2011, El Paso entered into a definitive agreement (the “Merger Agreement”) with KMI, whereby KMI agreed to acquire El Paso in a transaction that valued El Paso at approximately $38 billion (based on the KMI stock price at that date), including the assumption of debt. In connection with the consummation of the transactions contemplated by the Merger Agreement, each share of El Paso common stock, par value $3.00 per share (excluding shares held by El Paso in treasury, any shares held by KMI, Sherpa and any shares held by any other subsidiary of KMI or El Paso and dissenting shares in accordance with Delaware law), converted into the right to receive, at the election of the holder but subject to pro-ration with respect to the stock and cash portion so that approximately 57% of the aggregate merger consideration (excluding the Warrants) was paid in cash and at least 43% (excluding the Warrants) was paid in Class P common stock of KMI:  (i) 0.9635 of a share of Class P common stock of KMI, par value $0.01 per share, and 0.640 of a common stock purchase warrant of KMI (the “Warrants”);  (ii) $25.91 in cash without interest and 0.640 of a Warrant; or (iii) 0.4187 of a share of Class P common stock of KMI, par value $0.01 per share, $14.65 in cash without interest and 0.640 of a Warrant.  Each Warrant entitles its holder to purchase one share of Class P common stock of KMI at an exercise price of $40.00 per share, subject to certain adjustments, at any time during the five-year period following the closing of the transactions contemplated in the Merger Agreement.
In March 2012, both El Paso's and KMI's stockholders approved the Merger Agreement and a series of transactions to effectuate the merger. The series of transactions to effectuate the merger included the conversion of El Paso Corporation into El Paso LLC and Sirius Holdings Merger Corporation was renamed El Paso Corporation (“New El Paso”). New El Paso merged with and into Sherpa, leaving Sherpa as the surviving entity. Sherpa was renamed El Paso Holdco LLC. As a result of the series of transactions to effectuate the merger on May 25, 2012, KMI, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 90,320,810 common units held of record by Holdings, which based on there being 207,619,501 common units outstanding as of May 25, 2012, represents approximately 44.0% of the outstanding common units.

On May 17, 2012, the Issuer entered into a Contribution Agreement (the “Contribution Agreement”) with the General Partner, New El Paso, El Paso LLC, El Paso Noric Investments III, L.L.C., Colorado Interstate Gas Company, L.L.C. (“CIG”), El Paso CNG Company, L.L.C., El Paso Cheyenne Holdings, L.L.C., Cheyenne Plains Investment Company, L.L.C. (“Cheyenne Plains Investment”), El Paso Pipeline Corporation, Holdco, Holdings and El Paso Pipeline Partners Operating Company, L.L.C. (the “Operating Company”). Pursuant to the Contribution Agreement, the Issuer issued 1,920,751 newly issued common units to Holdings as partial consideration for a 100% member interest in Cheyenne Plains Investment and a 14% member interest in CIG.  Concurrently with the issuance of the common units in connection with closing of the transactions contemplated by the Contribution Agreement, the General Partner received 39,199 additional general partner units in the Issuer after contributing approximately $1 million in order to maintain its 2% general partner interests in the Issuer.

Item 4.    Purpose of Transaction
The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Issuer's business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

          The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

          (a) None.

          (b) As a result of the series of transactions contemplated by the Merger Agreement on May 25, 2012, KMI, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 90,320,810 common units held of record by Holdings, which based on there being 207,619,501 common units outstanding as of May 25, 2012, represents approximately 44.0% of the outstanding common units.

          (c) None.

(d) The General Partner has sole responsibility for conducting the Issuer's business and for managing its operations and is indirectly owned by KMI. Some of KMI's executive officers and directors also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors are elected by the Issuer's unitholders. Through its ownership in the General Partner, KMI has the right to elect the General Partner's entire board of directors. The executive officers and certain of the directors of the General Partner changed in connection with the consummation of the transactions contemplated by the Merger Agreement. The Reporting Persons, however, have no current intention of further changing the board of directors or management of the General Partner.

          (e) KMI, as an indirect owner of the General Partner of the Issuer, may cause the Issuer to change its distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or distribution policy of the Issuer.

          (f)  None.

          (g) None.

          (h) None.

          (i)  None.

         (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses

(a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the Commission on November 28, 2007 (File No. 001-33825), as amended by Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated July 28, 2008 filed as Exhibit 4.A to the Issuer's Current Report on Form 8-K, filed with the Commission on July 28, 2008 (File No. 001-33825).

Item 5.    Interest in Securities of the Issuer
(a)     (1)     KMI, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 90,320,810 common units held of record by Holdings, which based on there being 205,698,750 common units outstanding as of May 25, 2012, represents approximately 44.0% of the outstanding common units. KMI, as the indirect 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 4,237,021 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
(2)     The General Partner, as the sole general partner of the Issuer, does not beneficially own any common units of the Issuer. However, the General Partner does own 4,237,021 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
(3)    Holdings is the record and beneficial owner of 90,320,810 common units, which based on there being 205,698,750 common units outstanding as of May 25, 2012, represents approximately 44.0% of the outstanding common units.
(4)    See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
(b)     The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
(c)     Except as described in Schedule 1 or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days.
(d)     The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons.
(e)     Not applicable.

Item 7.    Materials to Be Filed as Exhibits
Exhibit G Contribution Agreement, dated May 17, 2012, among El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C., El Paso LLC, El Paso Noric Investments III, L.L.C., Colorado Interstate Gas Company, L.L.C., El Paso CNG Company, L.L.C., El Paso Cheyenne Holdings, L.L.C., Cheyenne Plains Investment Company, L.L.C., El Paso Pipeline Corporation, El Paso Pipeline Holding Company, L.L.C., El Paso Pipeline LP Holdings, L.L.C., El Paso Pipeline Partners Operating Company, L.L.C. and El Paso Corporation (attached as Exhibit 2.1 to the Issuer's current report on Form 8-K (File No. 001-33825) filed with the Commission on May 21, 2012 and incorporated herein in its entirety by reference).

Exhibit H Contribution, Conveyance and Assumption Agreement, dated May 24, 2012, among El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C., El Paso LLC, El Paso Noric Investments III, L.L.C., Colorado Interstate Gas Company, L.L.C., El Paso CNG Company, L.L.C., El Paso Cheyenne Holdings, L.L.C., Cheyenne Plains Investment Company, L.L.C., El Paso Pipeline Corporation, El Paso Pipeline Holding Company, L.L.C., El Paso Pipeline LP Holdings, L.L.C., El Paso Pipeline Partners Operating Company, L.L.C. and El Paso Corporation (attached as Exhibit 10.1 to the Issuer's current report on Form 8-K (File No. 001-33825) filed with the Commission on May 24, 2012 and incorporated herein in its entirety by reference).
Exhibit I Joint Filing Statement (filed herewith).

Signatures
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2012
Kinder Morgan, Inc.

By: /s/ Joseph Listengart
Name: Joseph Listengart
Title: Vice President

El Paso Pipeline GP Company, L.L.C.

By: /s/ Joseph Listengart
Name: Joseph Listengart
Title: Vice President

El Paso Pipeline LP Holdings, L.L.C.

By: El Paso Pipeline Holding Company, L.L.C., its sole member

By: /s/ Joseph Listengart
Name: Joseph Listengart
Title: Vice President

Schedule 1

Executive Officers and Directors of Kinder Morgan, Inc. and El Paso Pipeline GP Company, L.L.C.

Richard D. Kinder
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Director, Chairman and Chief Executive Officer of Kinder Morgan, Inc., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 28,000 common units (less than 1%)

C. Park Shaper
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Director and President of Kinder Morgan, Inc., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Steven J. Kean
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Director of Kinder Morgan, Inc. and El Paso Pipeline GP Company, L.L.C., and Executive Vice President and Chief Operating Officer of Kinder Morgan, Inc., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Thomas A. Martin
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Director of El Paso Pipeline GP Company, L.L.C. and Vice President and President - Natural Gas Pipelines of Kinder Morgan, Inc., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Kimberly A. Dang
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Vice President and Chief Financial Officer of Kinder Morgan, Inc., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

David D. Kinder
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Vice President, Corporate Development and Treasurer of Kinder Morgan, Inc., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Joseph Listengart
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Vice President, General Counsel and Secretary of Kinder Morgan, Inc., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

James E. Street
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Vice President, Human Resources and Administration of Kinder Morgan, Inc., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Anthony W. Hall, Jr.
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Engaged in Private Practice of Law
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Deborah A. Macdonald
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Board Member of Several Private Charitable Organizations
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Michael Miller
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Partner at Highstar Capital
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Michael C. Morgan
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Chairman and Chief Executive Officer of Triangle Peak Partners, LP
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Fayez Sarofim
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Chairman of the Board and President of Fayez Sarofim & Co.
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Joel V. Staff
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Private Investor
Citizenship: USA
Amount Beneficially Owned: 4,225 common units (less than 1%)

John Stokes
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: Senior Advisor to Highstar Capital
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Robert F. Vagt
Address: c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002
Principal Occupation: President of The Heinz Endowments
Citizenship: USA
Amount Beneficially Owned: 0 common units (less than 1%)

Ronald L. Kuehn, Jr.
Address: c/o El Paso LLC, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Director of El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 70,692 common units

Arthur C. Reichstetter
Address: c/o El Paso LLC, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Managing Private Investments
Citizenship: USA
Amount Beneficially Owned: 110,692 common units (less than 1%)

William A. Smith
Address: c/o Galway Group, L.P., 3050 Post Oak Blvd., Suite 1300, Houston, Texas 77056
Principal Occupation: Managing Director and Partner in Galway Group, L.P.
Citizenship: USA
Amount Beneficially Owned: 10,797 common units (less than 1%)

Member of El Paso Pipeline GP Company, L.L.C.

See above information regarding the executive directors and officers of Kinder Morgan, Inc., the sole member of El Paso Holdco, LLC, the sole member of El Paso LLC, which directly and indirectly owns 100% of the membership interests of El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline GP Company, L.L.C.

Executive Officers and Directors of El Paso Pipeline LP Holdings, L.L.C.

See above information regarding the executive directors and officers of Kinder Morgan, Inc., the sole member of El Paso Holdco, LLC, the sole member of El Paso LLC, which directly and indirectly owns 100% of the membership interests of El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline LP Holdings, L.L.C.

Member of El Paso Pipeline LP Holdings, L.L.C.

See above information regarding the executive directors and officers of Kinder Morgan, Inc., the sole member of El Paso Holdco, LLC, the sole member of El Paso LLC, which directly and indirectly owns 100% of the sole membership interests of El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline LP Holdings, L.L.C.